

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

Mr. Alan Benjamin
Chief Executive Officer
SMG Indium Resources Ltd.
41 University Drive, Suite 400
Newtown, PA 18940

> **Re:** **SMG Indium Resources Ltd.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 14, 2010**
> **File No. 333-165930**

Dear Mr. Benjamin:

We have reviewed your response letter dated July 9, 2010, and your amended filing, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

References in the following comments to "new" or "revised" disclosure include text you added or changes you made in either or both of your two most recent amendments, insofar as Amendment No. 3 was not filed in response to staff comments.

Prospectus Summary, page 1

1. Clarify how you will "achieve" long-term appreciation "primarily through price
    appreciation of the physical metal." Similarly, clarify how investors "may benefit
    from the appreciation in the price of indium," as you indicate under Overview at
    page 1. For example, if your underlying business strategy is to time your long-
    term sales and purchases such that eventually you operate profitably with the
    expectation or hope that such profitability translates into increases in the price at
    which your stock trades, please so state. Currently, you focus on the stockpiling
    of indium without explaining how such stockpiling alone would translate into a
    profitable or viable business plan. We note your responses to our prior comment
    9 from our letter to you dated May 7, 2010, and to prior comment 7 from our
    letter to you dated July 1, 2010.

2. Similarly, we note the following disclosure from your first risk factor at page 7:
    "It is uncertain whether the purchase, lending and sale of indium can generate
    sufficient revenues for us to survive. Accordingly, we are not certain that our
    business model will be viable." This follows your statement that your business
    model "depends upon our ability to raise capital to support ongoing operational
    expenses." Clarify whether your business model contemplates many years in
    which you anticipate the need to raise capital in that regard.

3. We note the new disclosure at page 5 indicating that two five percent holders
    intend to purchase up to an aggregate of 440,000 units in the offering. Revise the
    summary disclosure and the text at page 97 under "Directed Unit Program" to
    clarify whether those units would comprise part of the 500,000 units to be sold
    through the directed unit program you reference.

4. Provide updated disclosure throughout the document, including on the cover page
    and in the summary section, regarding the status of your application to list your
    securities on the NASDAQ Capital Market.

Capitalization, page 29

5. Further explain in context the new disclosure in footnote 7, suggesting that the life
    of the company will be extended to perpetuity upon consummation of the IPO.
    We note the related disclosure that appears in the Notes to the Financial
    Statements.

Stockholders will not have the protections associated with ownership, page 20

6. We note the opinion rendered by Ruddy Law Office dated July 7, 2010, which
    was included as exhibit A to a response letter dated July 9, 2010. That opinion is
    addressed to Sunrise Securities Corp. Insofar as the registrant is responsible for

the content and accuracy of all information disclosed in its filings, the disclaimer text which constitutes the last paragraph of that opinion suggests that the registrant is not relying and could not rely on it in drafting the disclosure which was the subject of prior comment 10 from our letter to you dated July 1, 2010. Therefore, we reissue prior comment 10.

Financial Statements

Note 7 – Class A Common Stock, page F-19

7. We note your response to prior comment 13 from our letter to you dated July 1, 2010, clarifying that the number of additional shares to be issued to the Class A common shareholders based on the timing of the completion of the offering is computed using the original number of Class A shares issued and outstanding prior to calculating the number of common shares that such shares would be converted into based on changes in your NMV. Please expand your disclosure to specify the number of additional shares that will be issued pursuant to this provision under the two timing scenarios and also to clarify that this provision operates independently of the provision pertaining to changes in your NMV, consistent with your reply.

    In addition, as all shareholders will not receive these additional shares you will need to account for the issuance when it occurs as a preferential dividend, recorded at fair value and reported as an adjustment to net income or loss available to common shareholders. Please expand your disclosure to explain the accounting that will be required for these additional shares, including your estimate of their fair value given that you are intending to maintain a prescribed value for your shares through the NMV adjusting provision.

Exhibit 5.1

8. Please obtain and file a new or revised opinion which includes counsel's determination that the subject securities are "duly authorized." In light of the new and revised disclosure which appears at pages 14, 30, and elsewhere regarding the proposed amendment to the charter to increase the number of authorized shares to a number which would allow for the increased offering size, it is unclear how such an opinion could be rendered until such an amendment to the charter has taken effect.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Barry I. Grossman, Esq.
        David Selengut, Esq.
        Ellenoff Grossman & Schole LLP
        Facsimile No. (212) 370-7889